SENSIENT™

2001 ANNUAL REPORT

ink-jet printers



digital imaging



cosmetics



pharmaceuticals



Sensient Technologies Corporation is a leading global supplier of colors, flavors and fragrances. Our Company uses sophisticated technologies at facilities around the world to develop unique formulations that bring life to our customers' products. Sensient manufactures ink-jet inks, technical colors, chemicals for laser printing and flat screen displays, cosmetic and pharmaceutical additives, as well as flavors and colors for many of the world's best-known foods and beverages. We aim to deliver increasing profits by developing innovative products, tapping new markets and meeting customer needs.

FINANCIAL HIGHLIGHTS

In thousands except per share, employee and shareholder data

Years ended December 31,	2001	2000	% Change
Results of Operations			
Revenue	**$816,947**	$809,163	1.0
Operating Income	**121,490**	112,193	8.3
Earnings from Continuing Operations	**64,963**	56,347	15.3
Per Common Share			
Earnings from Continuing Operations:			
Basic	**$ 1.36**	$ 1.15	18.3
Diluted	**1.36**	1.15	18.3
Dividends	**0.53**	0.53	0.0
Book Value	**9.09**	8.59	5.8
Other Information			
Capital Expenditures for Continuing Operations	**$ 38,001**	$ 45,199	-15.9
Depreciation and Amortization	**$ 46,290**	$ 45,554	1.6
Number of Employees	**3,454**	3,722	-7.2
Number of Shareholders of Record	**4,586**	4,850	-5.4
Average Common Shares Outstanding – Basic	**47,671**	48,898	-2.5
Average Common Shares Outstanding – Diluted	**47,926**	49,166	-2.5



Kenneth P. Manning

Chairman, President and Chief Executive Officer



$250 in thousands
225
200
175
150
125
100
$168,000
$237,000

REVENUE PER EMPLOYEE

Through automation and productivity improvements, Sensient has greatly increased revenue per employee.

letter to shareholders

Sensient's strategy to expand into fast-growing, high-margin markets is succeeding today and positions us for strong results moving forward.

2001 Ends on High Note

The fourth quarter of 2001 sets the stage for accelerating growth in 2002. We increased revenue in the final quarter of the year by 11% over the same period in 2000. Our strategy to move into fast-growing, high-margin markets will drive the Company's growth in the coming year. Total revenue reached $816.9 million in 2001, reflecting an increase of $7.8 million over 2000. Net earnings from continuing operations in 2001 were $65.0 million or $1.36 per share compared to $1.15 in 2000, including special charges.

Acquisition Program Delivers New Markets

Sensient's unique and highly successful acquisition program continues to be one of the Company's strongest assets. Our acquisition team, supported by Sensient personnel around the world, is able to identify and evaluate companies that can provide us with new technologies, as well as new markets and products offering opportunities for rapid growth. We pursue those companies that meet our strict criteria.

Sensient ended 2001 with a series of strategic acquisitions in the Color Group. We announced the purchase of Kimberly-Clark Printing Technology (better known as Formulabs) and the technical dye business of Crompton Colors Incorporated in November and December, respectively. We also announced a third acquisition, SynTec GmbH, in the second week of 2002.

These acquisitions greatly expand our share of the market for sophisticated, high-margin color systems that have a growing global market. We are now an important supplier of highly purified technical colors for industrial applications. We have also increased Sensient's role in the fast-growing international market for digital imaging. Today, customers can make Sensient their single-source global supplier of colors for commercial and consumer ink-jet and laser printing.

Our latest acquisition not only provides us with products for laser printing and copying, but also makes us a developer and supplier of an innovative organic chemical technology called OLED (Organic Light-Emitting Diode). This groundbreaking technology is the potential cornerstone for a new generation of flat screen displays used in laptop computers, PDAs and other electronic devices.

Fulfilling Our Strategy for Growth

Our three newest acquisitions mark the most recent step in our Company's ongoing strategy to expand our presence in rapidly growing markets with global reach. These acquisitions will expand a technical colors business that started from nothing four years ago and will generate $110 million in revenue in 2002. In the last few years, we have entered new markets and added new products, including ink-jet inks, other specialty inks and dyes and an extensive line of products for cosmetics. These global businesses achieved

ACQUISITIONS



SYNTEC	GERMANY, January 2002
CROMPTON COLORS	UNITED STATES, December 2001
FORMULABS	UNITED STATES, November 2001
DR. MARCUS	GERMANY, January 2000
MONARCH	UNITED STATES, January 2000
FORNACIARI	ITALY, July 1999
POINTING	UNITED KINGDOM, April 1999
WACKHERR	FRANCE, January 1999
QUIMICA	PERU, January 1999
REGGIANA	ITALY, September 1998
SUNDI	GERMANY, May 1998
DC FLAVOURS	UNITED KINGDOM, April 1998
ARANCIA	MEXICO, January 1998
PYOSA	MEXICO, September 1997
TRICON	UNITED STATES, January 1997

double-digit volume growth in 2001, and we anticipate strong results in the coming years.

We have completed 15 acquisitions in five years and will continue this successful strategy. Sensient will aggressively pursue acquisitions whenever targeted companies offer new technologies and products that build on our current technical strengths and product depth.

We are fulfilling our long-term goal to enter new fast-growing, high-margin markets and expand the reach of our current product lines. The results in the fourth quarter of 2001 demonstrate the strength of this strategy, and we expect substantial growth to continue in 2002.

Divestiture of Yeast Business and Expense Reduction

We are sharpening our focus even as we expand our business. Sensient is a global leader in providing flavor, fragrance and color for thousands of products from a wide array of industries. With this focus, it no longer made sense for our Company to be involved in the large-scale production of yeast for industrial baking. This mature business offered no growth and did not fit our business strategy. We found a buyer who saw value in Red Star Yeast and was willing to pay Sensient a premium for the business. On February 23, 2001, we completed the sale, resulting in more than $120 million in value. This has positioned the Company to pursue higher-growth opportunities.

The Company also completed a series of expense reductions that are providing annualized savings of $20 million. We will continue to enhance facility automation and information technology in 2002. These improvements will result in lower costs and better customer service.

The Importance of Sensient's Traditional Business

Sensient remains committed to serving food and beverage manufacturers worldwide and enhancing our product mix in this arena. This part of our business will continue to play an important role for our Company well into the future. The food and beverage business offers reliable demand from a stable customer base.

We will continue to focus on higher-margin color and flavor systems that offer the strongest returns in this market. Sensient's new technologies and formulations are enabling our customers to create exciting and unique products that cannot be duplicated by their competitors.

Our food business has also been enhanced by several recent operational changes. In the United States, we have brought critical personnel together at our Indianapolis facility. We also improved manufacturing flows and efficiency around the world. The results are new products, greater levels of customer service and quicker time to market.

INTERNATIONAL REVENUE



49%
Domestic
51%
International

More than half of Sensient's 2001 revenue was from customers outside of the United States.

Our international presence also works to our advantage in the food and beverage arena. The emerging markets of Asia and South America offer the greatest potential for growth.

Closing Thoughts

Our new name and strategy for growth are helping us demonstrate to current and future customers, as well as to the financial markets, that Sensient is much more than a food company. We will continue to change perceptions about our Company through both word and action.

A final note: The events of September 11 were met with sorrow throughout Sensient's facilities around the world. As a Company with employees and customers in every corner of the globe, we know firsthand that the world's citizens are all tied together by our common humanity.

I wish to thank our employees, customers and shareholders for their continued support and dedication to Sensient's success.

Sincerely,

Kenneth P. Manning

CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER

color

Sensient is a leading manufacturer and supplier of colors to businesses worldwide. The Company provides technical colors, pigments and inks for industrial applications and digital imaging; colors and formulations for cosmetics; and natural and synthetic color systems for pharmaceuticals, foods and beverages.



Research and development at Sensient's St. Louis facility focuses on synthesizing and purifying highly refined dyes.



Competitive Advantages

- Unique products in a broad range of color markets
- Technical expertise in color chemistry, purification and application
- Strong presence in emerging global markets
- Extensive product line for multiple end-markets
- High-volume, efficient production

REVENUE
in millions



1997 $204
1998 $190
1999 $249
2000 $284
2001 $276

2001 Revenue by Product Line



3% Pharmaceutical Ingredients
12% Ink-Jet Inks
13% Cosmetic Colors
23% Natural Colors
44% Synthetic Colors
5% Other

Growth Strategies

- Focus on rapidly growing digital imaging markets
- Leverage acquisitions to expand reach into new markets
- Build on double-digit growth in pharmaceuticals and cosmetics
- Emphasize higher-margin application technologies in food

OPERATING PROFIT
in millions



1997 $51
1998 $49
1999 $59
2000 $71
2001 $69

Sensient's Color Group is rapidly expanding its reach into the fast-growing, high-margin markets for digital imaging, cosmetics and pharmaceuticals.

[Pharmaceuticals]


30%
25%
20%
15%
10%
5%
0

DYNAMIC GROWTH


15%
10%
5%
0

[Ink-Jet Inks]

Highlights in 2001

Our strategy to move into high-margin, fast-growing color markets is leading to dynamic growth in several areas. Revenue from our ink-jet ink business grew by 15% in 2001, and we expect continued growth in this market in 2002. We have a strong line of patented coloring systems and unique pigment manufacturing capabilities for the pharmaceutical industry. These strengths helped us achieve a 28% increase in revenue in our pharmaceutical business. Our cosmetics business also continues to find success in markets around the world and grew at a healthy rate in 2001.

A Bright Future for Digital Imaging and Industrial Applications

Sensient is now a key player in several fast-growing, high-margin product areas. Our three recent acquisitions provide us with important new technologies and open new markets.

Sensient was already a leading supplier in the rapidly growing market for color ink-jet inks at the start of 2001. With our three acquisitions, we have greatly expanded our presence in the digital imaging market. We now have a line of light reactive organic chemicals used in laser printing and copying. These comprehensive offerings in digital imaging will enable us to cross-market products, acquire new customers and increase our business with current customers. Our newest products also include highly purified technical colors for commercial graphics and other industrial applications.

Our most recent acquisition, SynTec, provides the Color Group with highly specialized photo-conductive chemical technology. This emerging OLED (Organic Light-Emitting Diode) technology offers a new means to manufacture flat panel imaging devices used with laptop computers, PDAs and other consumer electronics. Compared to today's LCDs (Liquid Crystal Displays), OLEDs use less power and offer brighter resolution with a wider viewing range. It is estimated that in five years, OLEDs may command $1 billion to $2 billion of the $50 billion plus market for flat panel displays.



Emerging markets in Asia and fast-growing, high-margin products like energy drinks offer new opportunities for growth.

New Markets and Greater Efficiency

Sensient will continue to strengthen our food and non-food businesses by penetrating untapped geographic markets, emphasizing better performing products and supplying colors to industry-leading customers in entirely new markets.

In 2001, we improved our capabilities in China and other parts of the emerging markets in Asia. We will also look to other emerging markets throughout the world to increase revenue in several product areas. For example, developing countries are providing dynamic growth opportunities for our colors and other products serving the cosmetics industry.

Sensient's global distribution network enables us to reach markets anywhere for any of our product lines. In addition to penetrating new geographic markets, Sensient will focus on increasing our share of the market for fast-growing, high-margin products, such as energy drinks. In the food arena, we anticipate solid growth in the coming year for our line of natural color systems, for which there is increasing global demand.

The Color Group is also aggressively reducing costs. We consolidated five synthetic color plants into three, and eliminated duplicative production among the remaining plants. Our state-of-the-art facilities enable us to deliver high-quality color systems and sufficient volume to meet our customers' needs.

Digital Imaging Sensient acquired new technologies and products that greatly expand our reach into the rapidly growing digital imaging market. We offer inks, dyes and pigments for desktop and industrial applications, chemicals for laser printing and copying, and Organic Light-Emitting Diodes for use in flat screen displays.


Complete Digital Imaging Systems
Technical /Specialty Dyes
Packaging/Plastic Inks
Thermo Transfer Inks
Specialty Paper Dyes
Ink-Jet Inks
Sublimation Inks
Pigments
Textiles
Wide-Format Applications
Commercial Applications
Packaging
Light Reactive
Organic Molecules
Laser Printing
PDAs
Laptops

flavors & fragrances

Sensient is a leading international developer, manufacturer and supplier of flavor, fragrance and bionutritional systems for the food, beverage, pharmaceutical, personal care and household products industries.



At Sensient's Indianapolis facility, members of the bionutrient team work on developing new high-activity media formulations for the industrial fermentation market.



Competitive Advantages

Worldwide facilities and distribution capabilities

International workforce with local product development capabilities

Leader in high-margin flavor and fragrance systems

Integrated operations for superior product development and comprehensive customer service

2001 Revenue by Product Line



5% Fragrance & Aroma
Chili & Vegetables
14% Beverage
16% Onion & Garlic
23% Dairy
31% Food

Growth Strategies

Focus on high-margin sectors

Penetrate new product and geographic markets

Increase sales to industry-leading clients

Accelerate conversion of raw materials into technology-based products

REVENUE
in millions



1997 $460
1998 $513
1999 $527
2000 $511
2001 $526

OPERATING PROFIT
in millions



1997 $57
1998 $80
1999 $83
2000 $81
2001 $74

flavors & fragrances

Sensient's Flavors & Fragrances Group serves as an innovative partner to our customers in the development of sophisticated ingredient systems for food, personal care and household products.


[Aroma Chemicals]
15%
12%
9%
6%
3%
0

DYNAMIC GROWTH


18%
12%
6%
0
[Dehydrated Products]

Highlights in 2001

Sensient's Flavors & Fragrances Group is achieving success by focusing on products in fast-growing markets that provide increased functionality to our customers. Our aroma chemicals business, based in Granada, Spain, saw revenue increase by 15%. In food, dehydrated onion and garlic sales increased 18%. The Flavors & Fragrances Group saw overall revenue grow by $14.5 million in 2001 to $525.7 million.

Global Services for International Companies

Sensient's international reach, technical strength and high-volume production capacity position us for strong growth well into the future. As current and potential customers grow larger, they seek suppliers with a global distribution network and consistent production capabilities. Sensient meets both requirements, and provides outstanding product development support as well. Larger customers enable us to achieve greater efficiencies through improved economies of scale.

We are also enhancing our ability to meet the demands of our multinational customers for assistance with product development. In 2001, we strengthened both marketing and product development capabilities in the United States, Latin America and Europe. Our teams of flavorists and application engineers work closely with customers to rapidly create, test and manufacture samples of new flavors. We make each customer a partner in product development, which enables us to provide superior service, reduce costs and accelerate time to market.

Our international workforce also provides our customers with local taste and product knowledge, which is critical in the development of new products. Sensient's flavorists, for example, can create distinctive tastes appropriate for consumers in the Mediterranean region, South Asia or Latin America.

New Products and Markets

The Flavors & Fragrances Group is strengthening our ability to transform raw materials into higher-margin flavor and fragrance systems. As an example, our aroma chemicals form the building blocks of complex


CUSTOMER
Strengthening Product Development
FLAVORIST
APPLICATION ENGINEER

Teams of Sensient flavorists and application engineers work closely with customers throughout the product development cycle.

fragrance systems. We sell these chemicals to fragrance manufacturers worldwide, and also develop and bring to market our own fragrances. These higher-margin fragrance formulations provide pleasing scents for a wide range of products, including cosmetics, soaps and detergents.

Sensient has a strong fragrance business in Europe and the Middle East, and we are planning to substantially expand this business in North and South America. Other non-food product areas, including ingredients for oral hygiene products and bionutrients for the pharmaceutical industry, also provide opportunities for rapid growth.

In the food sector, the combination of dehydrated, dairy and flavor capabilities is enabling us to produce a wide range of high-performance applications. Customers are increasingly looking to Sensient as a one-stop source for specialized ingredients that make their products unique. Fast food chains, food service companies and snack food manufacturers are especially contributing to our growth in this market. We expect these customers to drive growth through increased sales of our higher-margin ingredient systems, which help them succeed in a highly competitive marketplace.

Sensient will also benefit from the world's increasing taste for savory foods. We expect the global demand for Sensient's specialty vegetable products to provide double-digit growth in 2002.

NEW APPLICATIONS

Fragrance Systems Sensient's Flavors & Fragrances Group is increasingly transforming our aroma chemicals into value-added, high-margin fragrance systems. Customers draw on our technical and creative expertise in fragrances to enhance a wide array of products, including cosmetics, laundry detergents and liquid hand soap.


FRAGRANCE SYSTEMS
GRANADA

"We achieved strong results in several higher-margin markets, which drove overall revenue growth in 2001. Automation, improved productivity and lower operational costs will all contribute to our success in 2002." KENNETH P. MANNING

financial review

Operating Income
in millions



97 $87
98 $108
99 $124
00 $112
01 $121

Revenue
in millions



97 $686
98 $720
99 $796
00 $809
01 $817

Diluted Earnings Per Share
from continuing operations



97 $1.00
98 $1.14
99 $1.31
00 $1.15
01 $1.36

Management's Analysis of Operations and Financial Condition

OVERVIEW

2001 represents a successful year of transition for Sensient Technologies Corporation ("the Company"). During the year, the Company completed the sale of Red Star Yeast for a total business value of $122 million. Annualized savings of $20 million were achieved through the consolidation of facilities and a reduction of 400 positions. The Company also completed two acquisitions that extend the technical color and digital imaging product lines of the Color Group. This transition is reflected in the financial results of the Company, which were stronger in the second half of 2001 than the first half.

The sale of Red Star Yeast was completed on February 23, 2001 for a total business value of $122 million. As a result of this transaction, the Company received cash proceeds of $113 million, of which $4 million was received in the third quarter of 2000. The cash proceeds have been used to fund acquisitions, repurchase stock and pay down debt. The results of the Yeast business through February 23, 2001, and the related gain on the sale are reported separately from continuing operations.

The Company announced a plan in the second quarter of 2001 to reduce costs, streamline the workforce and increase operating efficiencies. The plan has reduced Company expenses by $10 million on an annualized basis, with $5.7 million of savings realized in 2001. Expenses of $3 million were recorded as special charges in the second quarter of 2001 for employee separation costs associated with the reduction of 200 positions. All of these separation costs have been paid as of December 31, 2001.

In 2001, the Company also completed a facility consolidation plan that was announced in December 2000. Two manufacturing facilities were closed, which resulted in a reduction of an additional 200 positions. These actions will deliver annualized savings of $10 million starting in 2002, $3.5 million of which were realized in 2001. The Company recorded special charges of $19 million in the fourth quarter of 2000 related to this plan (see Note 13 to the Consolidated Financial Statements). A modification of this plan in the second quarter of 2001 and lower than estimated costs for certain items in the original plan resulted in a reversal of $3.2 million of the special charges reserve. This change is primarily reflected in the Special Charges line in the Consolidated Statements of Earnings.

The Company completed two acquisitions in the fourth quarter of 2001 in the Color Group and announced a third acquisition in January 2002. These acquisitions strengthen the Company's presence in specialty dyes and ink-jet inks and allow the Company to enter additional specialty markets in digital imaging and laser printing applications.

The Company achieved operating income in 2001 of $121.5 million, compared to $112.2 million in 2000. Net earnings were $73.6 million in 2001, compared to $62.0 million in 2000. Earnings from discontinued operations of $8.6 million and $3.3 million are included in 2001 and 2000 net earnings, respectively. Diluted earnings per share, including earnings from discontinued operations, were $1.54 and $1.26 in 2001 and 2000, respectively.

RESULTS OF OPERATIONS

2001 vs. 2000 – Continuing Operations

Revenue from continuing operations for 2001 was $816.9 million, an increase of $7.8 million, or 1.0%, over 2000. The increase in revenue is attributable to an increase of $14.5 million, or 2.8%, in the Flavors & Fragrances Group. Color Group revenue was 2.7% lower than 2000 due to the strengthening U.S. dollar and the divestiture of non-strategic businesses in 2000. Excluding foreign exchange and the divestitures, revenue for the Company would have increased approximately 4%. Both the Flavors & Fragrances and Color Groups were negatively impacted by lower demand as customers had fewer new product introductions and reduced inventory levels. Sales initiatives in the fourth quarter resulted in improved revenue. Fourth quarter 2001 revenue increased 10.6% over the fourth quarter of the prior year.

Gross margin for 2001 was 32.8% compared to 35.1% in 2000. Gross margin in the Flavors & Fragrances Group declined 2.7% primarily due to the impact of higher energy costs in the dehydrated products business. In November 2001, the dehydrated products business implemented price increases to mitigate the negative effect of higher energy costs. The gross margin for the Color Group declined 1.6% due to a shift in product mix.

Selling and administrative expenses were $146.1 million in 2001, a decrease of $6.9 million, or 4.5%, from 2000. The Company's December 2000 and April 2001 programs to consolidate facilities and streamline the workforce were the primary reasons for this reduction in expenses. Lower contributions to benefit plans in 2001 and continued emphasis on controlling costs also reduced selling and administrative expenses.

Operating income was $121.5 million compared to $131.2 million in 2000, excluding special charges in 2000. The strengthening of the U.S. dollar reduced 2001 operating income by $1.4 million. Operating income decreased $6.4 million in the Flavors & Fragrances Group primarily due to the increase in energy costs. Operating income decreased $1.5 million in the Color Group due to a shift in product mix. The full year benefits of facilities consolidation, workforce reduction, price increases and improved efficiencies will be seen in 2002 in both the Flavors & Fragrances Group and the Color Group. Both Groups reported increases in operating income in the fourth quarter of 2001 compared to the same period in 2000.

Interest expense decreased $2.6 million to $31.5 million in 2001. The decrease was due to lower average outstanding debt and lower average interest rates. The proceeds from the Red Star Yeast divestiture were used primarily to reduce outstanding debt, repurchase the Company's stock and to fund acquisitions of companies with high growth potential.

The effective tax rate was 27.8% in 2001. The 2001 tax rate was reduced as a result of the expected settlement of certain tax liabilities and an adjustment of the valuation allowance made possible by the ability to utilize state and foreign net operating loss carryforwards. Excluding these reductions, the effective tax rate in 2001 would have been approximately 33.8%. The effective tax rate in 2000 was also 27.8%, which included a one-time tax benefit realized from ceasing dehydrated operations in Ireland. Excluding this benefit and other minor one-time items, the effective tax rate would have been approximately 32.6% in 2000.

Operating Margins


97
12.7%
98
15.0%
99
15.6%
00
13.9%
01
14.9%

Earnings from continuing operations were $65.0 million, or $1.36 per share diluted, in 2001 compared to $1.15 in 2000. Diluted earnings per share from continuing operations in 2000 included special charges of $19.0 million ($13.3 million, or $.27 per share, after tax). Without the special charges, 2000 diluted earnings per share from continuing operations were $1.42.

2000 vs. 1999 – Continuing Operations

Revenue for 2000 increased $12.9 million, or 1.6%, to $809.2 million from $796.3 million in 1999. This revenue increase reflects growth in the Color Group of $34.3 million, which resulted from greater sales volume and the acquisition of two color companies, Dr. Marcus GmbH and Monarch Food Colors, L.P. The Flavors & Fragrances Group reported 3.0% lower revenue, as prices for dehydrated products declined industry-wide in 2000. Volumes of dehydrated products increased 10% from 1999, resulting in market share gain. Revenue was significantly affected by unfavorable currency exchange rates, primarily a declining Euro, reducing reported revenue by approximately $31 million. Lower prices for dehydrated products also affected revenue unfavorably; excluding these two factors, reported revenue for 2000 would have increased by 7% over the prior year.

Gross margin was 35.1% in 2000 compared to 33.9% in 1999. Gross margin in the Color Group rose 0.3% from increased sales of higher-margin color products. Gross margin in the Flavors & Fragrances Group increased 0.5% as margins improved in traditional flavors, but were partially offset by reduced margins for dehydrated products. In addition, margins for

Management's Analysis of Operations and Financial Condition

flavors, fragrances and color products sold in the Asia Pacific region improved in 2000.

Selling and administrative expenses rose $7.4 million to $153.0 million, a 5.1% increase. The Flavors & Fragrances Group reported a 0.5% decrease and the Color Group reported a 6.8% increase, primarily as a result of acquisitions. Higher intangible asset amortization expense also increased selling and administrative expenses in 2000.

Operating income, excluding special charges in 2000, increased $6.9 million to $131.2 million, or 5.6%. Operating income for the Color Group increased $11.6 million, or 19.6%, as volumes and margins increased substantially. Operating income for the Flavors & Fragrances Group declined $1.9 million as gains in traditional flavors only partially offset lower operating income from dehydrated products. Excluding the effect on operating income of lower prices for dehydrated products, the Flavors & Fragrances Group operating profit increased by 14% over the prior year.

Interest expense increased $6.7 million to $34.2 million in 2000. The increase was primarily due to additional outstanding borrowings, which were used to fund acquisitions.

The effective tax rate for 2000 was 27.8% compared to 31.3% in 1999. The 2000 tax rate includes the tax benefit from ceasing dehydrated operations in Ireland and other minor one-time items, and the 1999 tax rate includes the benefit from settlement of prior years' issues. Excluding the effect of these items, the effective tax rate would have been approximately 32.6% in 2000 and 33.5% in 1999.

Earnings from continuing operations, excluding special charges in 2000, were $69.6 million, or $1.42 per share diluted, an increase of 8.4% over 1999.

LIQUIDITY AND FINANCIAL POSITION

The Company realized a strong improvement in cash provided by operating activities of continuing operations in the fourth quarter of 2001. The Company also took advantage of strong investor demand and historically low interest rates by issuing approximately $150 million of privately placed debt.

Cash provided by operating activities of continuing operations was $58.9 million in 2001, $75.1 million in 2000 and $61.8 million in 1999. Operating cash flow provided the primary source of funds to finance operating needs, capital expenditures and shareholder dividends. Cash provided by continuing operations in 2001 was reduced as a result of tax payments and other transactional costs from the disposal of the Yeast business and costs paid as part of the December 2000 and April 2001 programs that consolidated facilities and streamlined the workforce. Excluding these items, cash provided by continuing operations would have been approximately $86.7 million, which represents a 15.4% increase over the prior year.

Capital Expenditures/Depreciation
(from continuing operations, in millions)


97
$54.2
$26.6
98
$52.5
$30.8
99
$50.8
$32.7
00
$45.2
$35.5
01
$38.0
$37.0

Cash provided by investing activities was $25.2 million in 2001 compared to cash used for investing activities of $90.1 million in 2000 and $121.0 million in 1999. Cash proceeds from the sale of assets were $114.6 million in 2001 and $11.7 million in 2000, primarily a result of the sale of Red Star Yeast. Cash used for acquisitions was $50.7 million in 2001 and $50.2 million in 2000. Current year acquisitions include Kimberly-Clark Printing Technology, Inc. (now known as Formulabs, Inc.), a manufacturer of specialty inks for ink-jet and industrial applications, and the technical dye business of Crompton Colors Incorporated, which manufactures technical dyes and colors for paper, ink-jet printing applications, plastics and a number of specialty markets. Capital expenditures for continuing operations totaled $38.0 million in 2001 and $45.2 million in 2000.

Cash used in financing activities was $85.5 million in 2001 compared to cash provided by financing activities of $1.4 million in 2000 and $37.8 million in 1999. The Company had a net reduction in debt of $31.9 million in 2001 versus net borrowings of

$56.1 million in 2000. In November 2001, the Company issued $30 million of U.S. dollar-denominated notes with a coupon rate of 5.85% and €134 million Euro-denominated notes with a coupon rate of 5.63% due in November 2006. Cash received from the sale of Red Star Yeast and the proceeds from the additional borrowings were used to refinance existing short-term debt and fund acquisitions, as well as for general corporate purposes. The Company maintains debt levels considered prudent based on its cash flows, interest coverage and percentage of total debt to total capital. The Company has a share repurchase program under which it is authorized to repurchase up to 10.0 million shares of Company stock. As of December 31, 2001, 6.1 million shares were available under the authorization. During 2001 and 2000, the Company repurchased 1.7 million and 2.4 million shares at a cost of $37.0 million and $46.7 million, respectively.

The Company has paid uninterrupted quarterly cash dividends since commencing public trading in its stock more than 36 years ago. In 2001 and 2000, dividends paid per share were $0.53.

The impact of inflation on both the Company's financial position and results of operations has been minimal and is not expected to adversely affect 2002 results.

The Company paid net cash of $50.7 million for the two acquisitions in 2001. If the acquired companies meet specific performance targets in the first year following the acquisition, the Company will pay up to an additional $9.0 million.

The Company's financial position remains strong, enabling it to meet cash requirements for operations, capital expansion programs and dividend payments to shareholders. The Company intends to fund acquisitions, working capital requirements, principal and interest payments and other liabilities with cash provided by operations, to the extent available, and short-term and long-term borrowings under existing credit facilities.

MARKET RISK FACTORS

The Company is exposed to market risks, including changes in interest rates, currency exchange rates and commodity prices. To manage the volatility relating to these exposures on a consolidated basis, the Company nets the exposures to take advantage of natural offset. The Company also enters into various derivative transactions for some of the remaining exposures pursuant to the Company's policies covering hedging practices. The financial impacts of these hedging instruments are offset by corresponding changes in the underlying exposures being hedged. The Company does not hold or issue derivative financial instruments for trading purposes. Note 1 to the Consolidated Financial Statements includes a discussion of the Company's accounting policies for financial instruments.

The Company has performed strongly as a result of its global reach. Because the Company manufactures and sells its products throughout the world, it is exposed to movements in foreign currency exchange rates. The major foreign currency exposures involve the markets in Western Europe, Mexico and Canada. The primary purpose of the Company's foreign currency hedging activities is to protect against the volatility associated with foreign currency sales, purchases of materials and other assets and liabilities created in the normal course of business. The Company utilizes foreign exchange contracts with durations of generally less than 12 months that qualify as cash flow hedges under Statement of Financial Accounting Standards ("SFAS") No.133, "Accounting for Derivative Instruments and Hedging Activities," as amended. At December 31, 2001 and 2000, the fair values of these instruments, based on dealer quotes, were liabilities of $0.5 million and $3.6 million, respectively. At December 31, 2001 and 2000, the potential gain or loss in the fair value of the Company's outstanding foreign exchange contracts, assuming a hypothetical 10% fluctuation in the currencies of such contracts, would be approximately $6.4 million and $6.0 million, respectively. However, any change in the value of the contracts, real or hypothetical, would be significantly offset by an inverse change in the value of the underlying hedged items. In addition, this hypothetical calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

Management's Analysis of Operations and Financial Condition

The Company manages its debt structure and interest rate risk through the use of fixed rate and floating rate debt and through the use of derivatives. The Company's primary exposure is to interest rates in the U.S. and Western Europe. The Company uses interest-rate swaps to hedge its exposure to interest rate changes, manage the level of fixed and floating interest exposure and also to lower its financing costs. In December 2001, the Company entered into a series of interest rate swap agreements to manage the mix of fixed and floating interest rate debt. These instruments are accounted for as fair value hedges under SFAS No. 133. The notional amount of the interest rate swaps at December 31, 2001, was $148.0 million with varying maturities through December 2008. In 2000, certain foreign currency interest rate swaps were designated as partial hedges of the Company's investments in its foreign operations. At December 31, 2000, no interest rate swaps were outstanding. The fair value of the interest rate swaps at December 31, 2001, was not material. The potential gain or loss in the fair value of the outstanding interest rate swaps at December 31, 2001, assuming a hypothetical 10% fluctuation in interest rates of such contracts would be approximately $3.4 million.

In November 2001, the Company issued €134 million Euro-denominated notes. These non-derivative instruments have been designated as a partial hedge of the Company's Euro net asset position.

The weighted-average interest rate on fixed rate debt obligations outstanding in each of the five years subsequent to December 31, 2001, and cumulative amounts for years thereafter, range from 6.3% to 6.7%. All of the outstanding debt is denominated in U.S. dollars, with the exception of $119,491,000 maturing in 2006 which is denominated in Euros with an interest rate of 5.63%. The fair values of the debt obligations approximated the recorded values as of December 31, 2001. The aggregate amounts of maturities on long-term debt each year for the five years subsequent to December 31, 2001 are as follows: 2002, $41,794,000; 2003, $11,599,000; 2004, $11,557,000; 2005, $17,701,000; and 2006, $167,044,000.

The Company is the purchaser of certain commodities such as corn, sugar, soybean meal and fruits. The Company generally purchases these commodities based upon market prices that are established with the vendor as part of the purchase process. In general, the Company does not use commodity financial instruments to hedge commodity prices due to a high correlation between the commodity cost and the ultimate selling price of the product. On occasion, the Company may enter into non-cancelable forward purchase contracts, as deemed appropriate, to reduce the effect of price fluctuations on future manufacturing requirements.

NEW PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." The statements eliminate the pooling-of-interests method of accounting for business combinations and require that the amortization of goodwill and other intangibles with indefinite useful lives cease. Instead, the carrying value will be evaluated for impairment on an annual basis. SFAS No. 141 is effective for business combinations initiated after June 30, 2001. The Company will adopt SFAS No. 142 on January 1, 2002. Amortization of goodwill recorded by the Company in 2001 was approximately $8.9 million. The Company anticipates that the goodwill impairment provisions of SFAS No. 142 will not have a significant impact on its financial statements.

OUTLOOK

The Company seeks to increase revenue and profits through a number of strategic actions. Strategies for growth include further development of existing markets and entry into new product and geographic markets. In addition, the Company continues to enhance its technologies and broaden its product base. The Company has built strong relationships with market leaders in each of the industries that it serves by providing superior technical support and service.

The Company continues to seek opportunities to grow in both food and non-food markets. Current non-food applications include cosmetics, personal care products, pharmaceutical ingredients, inks for ink-jet printers and a variety of other products. The Company believes that the technologies of the Color Group provide the greatest opportunities for growth in non-food applications. In the food markets, the Company is continually developing new products to provide higher margin ingredient systems to its customers.

The Company completed two acquisitions in 2001 and two acquisitions in 2000. The 2001 acquisitions of the stock of Kimberly-Clark Printing Technology, Inc. (now known as Formulabs, Inc.) and the technical dye business of Crompton Colors Incorporated, increased the Company's market position in technical dyes and ink-jet inks and allow the Company to enter new specialty markets. The 2000 acquisition of Dr. Marcus GmbH expanded the Company's natural color capabilities and increased the Company's market position in Germany. In 2000, the Company also completed the acquisition of Monarch Food Colors, L.P., a color manufacturer for the food, pharmaceutical and cosmetics industries.

Acquisitions remain an important part of the Company's overall plan for growth. The Company completed the acquisition of SynTec GmbH in early 2002 which expands the Company's technical capabilities in highly purified organic chemicals and electronic imaging technologies. The Company continues to aggressively pursue attractive acquisition opportunities and expects to add additional new businesses during 2002.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements that reflect management's current assumptions and estimates of future economic circumstances, industry conditions, Company performance and financial results. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for such forward-looking statements. A variety of factors could cause the Company's actual results and experience to differ materially from the anticipated results. These factors and assumptions include the pace and nature of new product introductions by the Company's customers; execution of the Company's acquisition program; industry and economic factors related to the Company's domestic and international business; the outcome of various productivity-improvement and cost-reduction efforts; currency exchange rate fluctuations; and success in integrating acquired businesses.

Consolidated Statements of Earnings

In thousands except per share amounts YEARS ENDED DECEMBER 31,	**2001**	2000	1999
Revenue	**$816,947**	$809,163	$796,250
Cost of products sold	**549,327**	524,960	526,367
Selling and administrative expenses	**146,130**	153,010	145,618
Special charges (see Note 13)	**—**	19,000	—
Operating income	**121,490**	112,193	124,265
Interest expense	**31,531**	34,165	27,425
Earnings from continuing operations before income taxes	**89,959**	78,028	96,840
Income taxes	**24,996**	21,681	30,329
Earnings from continuing operations	**64,963**	56,347	66,511
Earnings from discontinued operations	**8,639**	3,265	15,250
Accounting change	**—**	2,431	—
Net earnings	**$ 73,602**	$ 62,043	$ 81,761
Basic earnings per share			
Continuing operations	**$ 1.36**	$ 1.15	$ 1.32
Discontinued operations	**.18**	.07	.30
Accounting change	**—**	.05	—
Net earnings	**$ 1.54**	$ 1.27	$ 1.63
Diluted earnings per share			
Continuing operations	**$ 1.36**	$ 1.15	$ 1.31
Discontinued operations	**.18**	.07	.30
Accounting change	**—**	.05	—
Net earnings	**$ 1.54**	$ 1.26	$ 1.61
Average common shares outstanding – basic	**47,671**	48,898	50,296
Average common shares outstanding – diluted	**47,926**	49,166	50,791

See notes to consolidated financial statements.

Consolidated Balance Sheets

	Dollars in thousands except per share amounts DECEMBER 31,	2001	2000
Assets	Current Assets:		
	Cash and cash equivalents	**$ 2,317**	$ 3,217
	Trade accounts receivable less allowance for losses of $4,060 and $2,848	**134,626**	121,719
	Inventories	**240,955**	235,363
	Prepaid expenses and other current assets	**29,473**	32,234
	Deferred income taxes	**7,851**	16,023
	Net assets held for sale	**—**	82,842
	Total current assets	**415,222**	491,398
	Other assets	**72,124**	63,742
	Intangibles – at cost, less accumulated amortization of $68,857 and $59,675	**305,174**	293,600
	Property, Plant and Equipment:		
	Land and buildings	**169,491**	162,196
	Machinery and equipment	**410,370**	392,065
		579,861	554,261
	Less accumulated depreciation	**267,561**	238,753
		312,300	315,508
	Total assets	**$1,104,820**	$1,164,248
Liabilities and Shareholders' Equity	Current Liabilities:		
	Short-term borrowings	**$ 26,672**	$ 99,347
	Accounts payable and accrued expenses	**95,897**	115,615
	Salaries, wages and withholdings from employees	**10,164**	12,086
	Income taxes	**17,661**	17,284
	Current maturities of long-term debt	**41,794**	7,800
	Total current liabilities	**192,188**	252,132
	Deferred income taxes	**18,071**	35,707
	Other deferred liabilities	**21,718**	19,475
	Accrued employee and retiree benefits	**18,890**	22,735
	Long-term debt	**423,137**	417,141
	Commitments and contingencies	**—**	—
	Shareholders' Equity:		
	Common stock par value $.10 a share, authorized 250,000,000 shares; issued 53,954,874 shares	**5,396**	5,396
	Additional paid-in capital	**72,493**	72,870
	Earnings reinvested in the business	**566,374**	518,128
	Treasury stock, 6,545,176 and 5,403,015 shares, respectively, at cost	**(132,355)**	(106,472)
	Unearned portion of restricted stock	**(2,623)**	(1,964)
	Accumulated other comprehensive income (loss)	**(78,469)**	(70,900)
		430,816	417,058
	Total liabilities and shareholders' equity	**$1,104,820**	$1,164,248

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Dollars in thousands except per share amounts	Common stock	Additional paid-in capital	Earnings reinvested in the business	Treasury stock Shares	Treasury stock Amount	Unearned portion of restricted stock	Accumulated other comprehensive income (loss)	Total comprehensive income (loss)
Balances at December 31, 1998	$5,396	$74,751	$427,055	2,943,851	$ (56,047)	$(1,437)	$(37,127)	
Net earnings			81,761					$ 81,761
Currency translation							(10,839)	(10,839)
Total comprehensive income								$ 70,922
Cash dividends paid – $.53 a share			(26,735)					
Stock options exercised		(428)		(118,967)	2,229			
Benefit plans		(154)		(193,660)	3,822			
Restricted stock		106		(39,000)	769	(434)		
Other		4	(1)	5,627	(111)			
Purchase of treasury stock				1,492,500	(31,708)			
Balances at December 31, 1999	5,396	74,279	482,080	4,090,351	(81,046)	(1,871)	(47,966)	
Net earnings			62,043					$ 62,043
Currency translation							(22,934)	(22,934)
Total comprehensive income								$ 39,109
Cash dividends paid – $.53 a share			(25,997)					
Stock options exercised		(1,931)		(722,654)	14,126			
Benefit plans		493		(348,441)	6,865			
Restricted stock		31		(21,000)	445	(93)		
Other		(2)	2	5,859	(113)			
Purchase of treasury stock				2,398,900	(46,749)			
Balances at December 31, 2000	5,396	72,870	518,128	5,403,015	(106,472)	(1,964)	(70,900)	
Net earnings			73,602					$ 73,602
Cumulative effect of accounting change, net of tax of $363							(3,264)	(3,264)
Unrealized gain on cash flow hedges, net of tax of $289							2,837	2,837
Currency translation							(7,142)	(7,142)
Total comprehensive income								$ 66,033
Cash dividends paid – $.53 a share			(25,356)					
Stock options exercised		(552)		(416,323)	8,022			
Benefit plans		261		(105,716)	2,087			
Restricted stock		(86)		(52,000)	970	(659)		
Other				(200)	4			
Purchase of treasury stock				1,716,400	(36,966)			
Balances at December 31, 2001	**$5,396**	**$72,493**	**$566,374**	**6,545,176**	**$(132,355)**	**$(2,623)**	**$(78,469)**	

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Dollars in thousands YEARS ENDED DECEMBER 31,	**2001**	2000	1999
Cash Flows from Operating Activities	Earnings from continuing operations	**$ 64,963**	$ 56,347	$ 66,511
	Adjustments to arrive at net cash provided by operating activities:			
	Depreciation and amortization	**46,290**	45,554	40,804
	Special charges	**—**	19,000	—
	Gain on sale of assets	**(3,230)**	(4,211)	—
	Changes in operating assets and liabilities (net of effects from acquisition of businesses):			
	Trade accounts receivable	**(9,865)**	(4,002)	(10,220)
	Inventories	**8,007**	(17,363)	(17,890)
	Prepaid expenses and other assets	**(2,225)**	(7,357)	(2,052)
	Accounts payable and accrued expenses	**(28,691)**	(7,595)	(16,562)
	Salaries, wages and withholdings from employees	**(1,762)**	(621)	(1,866)
	Income taxes	**(3,580)**	(7,672)	(3,817)
	Deferred income taxes	**(9,496)**	4,829	10,190
	Other liabilities	**(1,540)**	(1,818)	(3,268)
	Net cash provided by operating activities of continuing operations	**58,871**	75,091	61,830
	Net cash provided by operating activities of discontinued operations	**707**	16,554	21,256
		59,578	91,645	83,086
Cash Flows from Investing Activities	Acquisition of property, plant and equipment	**(38,001)**	(55,525)	(61,662)
	Acquisition of businesses – net of cash acquired	**(50,749)**	(50,190)	(58,361)
	Proceeds from sale of assets	**114,606**	11,681	4,465
	(Increase) decrease in other assets	**(671)**	3,951	(5,476)
	Net cash provided by (used in) investing activities	**25,185**	(90,083)	(121,034)
Cash Flows from Financing Activities	Proceeds from additional borrowings	**254,179**	131,337	259,359
	Reduction in debt	**(286,051)**	(75,188)	(169,628)
	Purchase of treasury stock	**(37,385)**	(47,531)	(30,505)
	Dividends	**(25,356)**	(25,997)	(26,735)
	Proceeds from options exercised and other equity transactions	**9,115**	18,776	5,281
	Net cash (used in) provided by financing activities	**(85,498)**	1,397	37,772
	Effect of exchange rate changes on cash and cash equivalents	**(165)**	144	(118)
	Net (decrease) increase in cash and cash equivalents	**(900)**	3,103	(294)
	Cash and cash equivalents at beginning of year	**3,217**	114	408
	Cash and cash equivalents at end of year	**$ 2,317**	$ 3,217	$ 114
	Cash paid during the year for:			
	Interest	**$ 32,102**	$ 33,054	$ 25,172
	Income taxes	**35,986**	28,349	29,803
	Liabilities assumed in acquisitions	**4,774**	1,841	34,868

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Tabular amounts in thousands except per share data
Years ended December 31, 2001, 2000 and 1999

1] Summary of Significant Accounting Policies

Principles of Consolidation The consolidated financial statements include the accounts of Sensient Technologies Corporation and its subsidiaries (the "Company"). All significant intercompany accounts and transactions are eliminated.

Use of Estimates The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Revenue Recognition The Company recognizes revenue upon shipment of goods to customers.

Cash Equivalents Highly liquid investments with maturities of three months or less when acquired are considered cash equivalents.

Inventories Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

Property, Plant and Equipment Property, plant and equipment are recorded at cost reduced by accumulated depreciation. Depreciation is provided over the estimated useful life using the straight-line method for financial reporting.

Intangibles Intangibles, primarily goodwill, are generally amortized using the straight-line method over primarily 40 years.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 prohibits pooling-of-interest accounting for acquisitions and was effective on July 1, 2001. SFAS No. 142 requires that upon adoption, amortization of goodwill and other intangibles with indefinite useful lives will cease and instead, the carrying value of goodwill will be evaluated for impairment on an annual basis. The Company will adopt SFAS No. 142 on January 1, 2002. Amortization of goodwill recorded by the Company in 2001 was $8,906,000. The Company has not yet completed its assessment of the additional effects of adopting SFAS No. 142, but anticipates that there will not be a material impact on the consolidated financial statements, other than the elimination of amortization of goodwill discussed above.

Impairment of Long-lived Assets The Company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company performs undiscounted cash flow analyses to determine if an impairment exists. If an impairment is determined to exist, any related impairment loss is calculated based on discounted operating cash flows.

Financial Instruments The Company uses derivative financial instruments for the purpose of hedging currency and interest rate exposures which exist as part of ongoing business operations. As a policy, the Company does not engage in speculative or leveraged transactions, nor does the Company hold or issue financial instruments for trading purposes.

On January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which requires that all derivative instruments be reported on the consolidated balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. The cumulative effect of adopting SFAS No. 133 was a decrease in accumulated other comprehensive income (loss) ("OCI") at January 1, 2001 of $3,264,000, net of tax of $363,000.

Interest Rate Hedging The Company is exposed to interest rate risk through its corporate borrowing activities. The objective of the Company's interest rate risk management activities is to manage the levels of the Company's fixed and floating interest rate exposure to be consistent with the Company's preferred mix. The interest rate risk management program consists of entering into approved interest rate derivatives, which qualify as cash flow hedges or fair value hedges, when there is a desire to modify the Company's exposure to interest rates. Gains and losses on cash flow hedges are deferred in accumulated OCI until the underlying transaction is recognized in earnings. Gains or losses on fair value hedges are recognized in earnings, net of gains and losses on the hedged instruments.

Currency Rate Hedging The primary objectives of the foreign exchange risk management activities are to understand and mitigate the impact of potential foreign exchange fluctuations on the Company's financial results and its economic well-being. Generally, these risk management transactions will involve the use of foreign currency derivatives to protect against exposure resulting from recorded receivables and payables.

The Company primarily utilizes forward exchange contracts with maturities of less than 12 months, which qualify as cash flow hedges. These are intended to offset the effect of exchange rate fluctuations on recorded intercompany receivables and payables. Effective January 1, 2001, gains and losses on these instruments are deferred in accumulated OCI until the underlying transaction is recognized in earnings.

Hedge effectiveness is determined by how closely the changes in the fair value of the hedging instrument offset the changes in the fair value or cash flows of the hedged item. Hedge accounting is permitted only if the hedging relationship is expected to be highly effective at the inception of the hedge and on an ongoing basis. Any ineffective portions are to be recognized in earnings immediately. The Company's existing cash flow hedges are 100% effective. As a result, there is no current impact to earnings due to hedge ineffectiveness.

Net Investments Hedging The Company may enter into foreign-denominated debt to be used as a non-derivative instrument to hedge the Company's net investment in foreign subsidiaries. The change in the carrying amount of the foreign-denominated debt on the Company's books, attributable to changes in the spot foreign exchange rate, is a hedge of the net investment in its foreign subsidiaries.

Commodity Purchases The Company purchases commodities during the normal course of business which result in physical delivery and hence, are excluded from SFAS No. 133, as amended.

Translation of Foreign Currencies For all significant foreign operations, the functional currency is the local currency. Assets and liabilities of foreign operations are translated into U. S. dollars at current exchange rates. Income and expense accounts are translated into U. S. dollars at average exchange rates prevailing during the year. Adjustments resulting from the translation of assets and liabilities to U.S. dollars are included as foreign currency translation adjustments in OCI. Transaction gains and losses are included in earnings and were not significant for the three year period ended December 31, 2001.

Stock-Based Compensation The Company accounts for its stock-based compensation plans using the intrinsic value-based method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

Earnings Per Share The difference between basic and diluted earnings per share is the dilutive effect of stock options and restricted stock. Diluted earnings per share assumes that all dilutive stock options are exercised and restricted stock has vested. All earnings per share amounts are presented on a diluted basis unless otherwise noted.

Accumulated Other Comprehensive Income (Loss)
Accumulated OCI is comprised of currency translation and unrealized gains and losses on cash flow hedges. The components of accumulated OCI at December 31 were:

	2001	2000
Currency translation	**$(78,042)**	$(70,900)
Unrealized losses on cash flow hedges (net of tax)	**(427)**	–
Accumulated other comprehensive income (loss)	**$(78,469)**	$(70,900)

Research and Development Research and development costs are charged to selling and administrative expenses in the year they are incurred. Research and development costs related to continuing operations were $16,705,000, $18,294,000 and $18,245,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

New Pronouncements In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses the accounting for and the reporting of

Notes to Consolidated Financial Statements

Years ended December 31, 2001, 2000 and 1999

the impairment or disposal of long-lived assets. This statement will be adopted effective January 1, 2002. The impact of this pronouncement on the Company's consolidated financial statements is not expected to be material.

2] Acquisitions

In the fourth quarter of 2001, the Company acquired two businesses for cash of $50,879,000. Acquisitions made during 2001 were Formulabs, a manufacturer of specialty inks for ink-jet and industrial applications, and the technical dye business of Crompton Colors Incorporated, a manufacturer of technical dyes and colors for paper, ink-jet printing applications, plastics and a number of specialty markets. The Company may be required to pay up to $9,000,000 of additional cash consideration for the 2001 acquisitions subject to specific performance targets in the first year following the acquisition. The preliminary allocation of the purchase prices resulted in identifiable intangibles of $4,400,000 amortizable over a period of 19 years and goodwill of $22,867,000. The identifiable intangibles were primarily customer lists and technology. The final allocation of the purchase price will be completed during 2002.

During 2000, the Company acquired two businesses for cash of $49,425,000. The allocation of purchase price resulted in goodwill of $43,505,000. Acquisitions made during 2000 were Dr. Marcus GmbH, a leading manufacturer of natural colors, and Monarch Food Colors, L.P., a color manufacturer for the food, pharmaceutical and cosmetic industries.

During 1999, the Company acquired businesses for a total of $93,205,000. The allocations of purchase price resulted in goodwill of $73,594,000. Acquisitions made during 1999 include Les Colorants Wackherr, a manufacturer of colors and ingredients for the cosmetic industry, and Pointing Holdings Ltd., primarily a manufacturer of food colors. The Company also made other smaller acquisitions during the year.

All acquisitions have been accounted for as purchases and, accordingly, their results of operations have been included in the consolidated financial statements since their respective dates of acquisition. On an unaudited pro-forma basis, the effects of the acquisitions were not significant to the Company's results of operations.

3] Inventories

Inventories include finished and in-process products totaling $173,223,000 and $157,680,000 at December 31, 2001 and 2000, respectively, and raw materials and supplies of $67,732,000 and $77,683,000 at December 31, 2001 and 2000, respectively.

4] Debt

Long-term debt consists of the following unsecured obligations at December 31:

	2001	2000
9.06% senior notes due through July 2004	**$ 18,000**	$ 24,000
7.59% senior notes due through December 2008	**30,000**	30,000
7.06% senior notes due through December 2002	**30,000**	30,000
6.99% senior notes due through December 2007	**40,000**	40,000
6.77% senior notes due through January 2010	**15,000**	15,000
6.68% senior notes due through January 2011	**15,000**	15,000
5.85% senior notes due November 2006	**30,000**	—
5.63% Euro-denominated senior notes due November 2006	**119,491**	—
6.60% notes due April 2009	**149,118**	149,026
Commercial paper and other short-term notes	**—**	100,000
Various other notes	**18,322**	21,915
	464,931	424,941
Current maturities	**41,794**	7,800
Total long-term debt	**$423,137**	$417,141

In November 2001, the Company issued notes totaling approximately $150 million, through a private placement of debt. The debt offering consisted of $30 million of U.S. dollar-denominated notes with a coupon rate of 5.85% and €134 million of Euro-denominated notes with a coupon rate of 5.63%.

The notes mature on November 29, 2006. Proceeds were used for general corporate purposes and to refinance existing short-term debt.

The Company has a $150 million dual-currency unsecured revolving loan agreement with a group of five banks, of which $100 million matures in June 2005 and $50 million matures in June 2002. Interest rates are determined based upon the LIBOR rate plus margin. A facility fee is payable on the total amount of the commitment. The Company issues short-term commercial paper obligations supported by committed lines of credit included in the revolving loan agreement.

The Company had outstanding commercial paper obligations of $21.4 million and $57.7 million at December 31, 2001 and 2000, respectively. There were no direct borrowings under the revolver at December 31, 2001.

The Company has $128.6 million available under the revolving loan agreement and $34.0 million available under other uncommitted lines of credit from several banks at December 31, 2001.

The aggregate amounts of maturities on long-term debt each year for the five years subsequent to December 31, 2001 are as follows: 2002, $41,794,000; 2003, $11,599,000; 2004, $11,557,000; 2005, $17,701,000; and 2006, $167,044,000.

At December 31, 2000, $100 million of short-term borrowings were classified as long-term debt reflecting the Company's intent and ability, through the revolving loan agreement, to refinance these borrowings.

Substantially all of the senior loan agreements contain restrictions concerning interest coverage, borrowings, investments and tangible net worth amounts. Earnings reinvested of $56,085,000 at December 31, 2001 were unrestricted.

Short-term borrowings consist of commercial paper, uncommitted loans and loans to foreign subsidiaries denominated in local currencies which are borrowed under various foreign uncommitted lines of credit. The weighted-average interest rates on short-term borrowings, including amounts reclassified to long-term debt in 2000, were 3.84% and 7.57% at December 31, 2001 and 2000, respectively.

5] Financial Instruments and Risk Management

Interest Rate Swap Agreements In December 2001, the Company entered into a series of interest rate swap agreements to manage the mix of fixed and floating interest rate debt. As of December 31, 2001, the notional principal amounts of outstanding interest rate swap agreements (accounted for as fair value hedges) were $148,000,000 with varying maturities through December 2008. The notional amounts are used to calculate interest payments which are exchanged over the life of the swap transactions and are equal to the dollar principal exchanged. The fair value of the swaps, based on dealer quotes, at December 31, 2001 was a liability of $84,000.

Foreign Currency Contracts The Company uses forward exchange contracts to reduce the effect of fluctuating foreign currencies on short-term foreign currency-denominated intercompany transactions and other known foreign currency exposures. At December 31, 2001 and 2000, the Company had forward exchange contracts (accounted for as cash flow hedges), generally with maturities of one year or less, of $115,551,000 and $83,130,000, respectively. The fair values of these instruments, based on dealer quotes, were liabilities of $501,000 and $3,627,000 at December 31, 2001 and 2000, respectively.

Foreign-denominated Debt In November 2001, the Company entered into a €134 million Euro-denominated note agreement (see Note 4). This non-derivative instrument has been designated as a partial hedge of the Company's Euro net asset position.

Concentrations of Credit Risk Counterparties to currency exchange and interest rate swap contracts consist of large major international financial institutions. The Company continually monitors its positions and the credit ratings of the counterparties involved and limits the amount of credit exposure to any one party. While the Company may be exposed to potential losses due to the credit risk of non-performance by these counterparties, losses are not anticipated. Concentrations of credit risk with respect to trade accounts receivable are limited by the large number of customers, generally short payment terms, and their dispersion across geographic areas.

Notes to Consolidated Financial Statements

Years ended December 31, 2001, 2000 and 1999

Fair Values The carrying amount of cash and cash equivalents, trade accounts receivable, accounts payable, accrued expenses and short-term borrowings approximated fair value as of December 31, 2001 and 2000.

The fair value of the Company's long-term debt, including current maturities, is estimated using discounted cash flows based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The carrying value of long-term debt at December 31, 2001 and 2000 was $464,931,000 and $424,941,000, respectively. The fair value of long-term debt at December 31, 2001 and 2000 was approximately $465,318,000 and $412,271,000, respectively.

6] Shareholders' Equity

On June 25, 1998, the Board of Directors declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value of $.10 per share, of the Company. The dividend was paid on August 6, 1998, to the shareholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Participating Cumulative Preferred Stock, without par value (the "Preferred Share"), of the Company at a price of $125 per one one-thousandth of a Preferred Share, subject to adjustment. The Right becomes exercisable and tradable ten days after a person or group acquires 20% or more, or makes an offer to acquire 20% or more of the Company's outstanding common stock. When exercisable, each Right entitles the holder to purchase $250 worth of Company common stock for $125. Further, upon the occurrence of a merger or transfer of more than 50% of the Company's assets, the Right entitles the holder to purchase common stock of an acquiring company having a market value equivalent to two times the exercise price of the Right. At no time does the Right have any voting power. The Right is subject to redemption by the Company's Board of Directors for $.01 per Right at any time prior to the date on which a person or group acquires beneficial ownership of 20% or more of the Company's common stock. The Rights expire on September 30, 2008. The Rights replace rights issued under a prior rights plan, which were redeemed on August 6, 1998.

The Company is authorized to issue 250,000 shares of cumulative preferred stock, of which 100,000 shares are classified as *Series A Participating Cumulative* Preferred Stock and were initially reserved for issuance under the Rights plan.

7] Stock Plans

Under the 1998 Stock Option Plan, up to 2,400,000 shares of common stock are available for awards, of which no more than 600,000 shares may be restricted stock. The Company may also issue up to 2,400,000 shares of common stock pursuant to the exercise of stock options or the grant of restricted stock under the 1994 Employee Stock Plan. Under the 1994 Plan, up to 500,000 shares may be awarded as restricted stock. Generally, stock options become exercisable over a three year vesting period and expire 10 years from the date of grant. Awarded shares of restricted stock become freely transferable at the end of five years. During the period of restriction, the employee has voting rights and is entitled to receive all dividends and other distributions paid with respect to the stock. The 1994 Plan also authorizes the grant of up to 800,000 stock appreciation rights in connection with stock options.

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the Company's stock option plans. If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

	2001	2000	1999
Pro forma net earnings	**$71,864**	$60,542	$79,856
Pro forma net earnings per share:			
Basic	**$ 1.51**	$ 1.24	$ 1.59
Diluted	**1.50**	1.23	1.57

The weighted-average fair value per share of options granted was $6.40 in 2001, $7.06 in 2000 and $6.25 in 1999.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2001	2000	1999
Dividend yield	**2.5%**	2.3%	2.6%
Volatility	**39.5%**	36.1%	24.0%
Risk-free interest rate	**4.5%**	5.0%	6.4%
Expected term (years)	**6**	6	6

The changes in outstanding stock options during the three years ended December 31, 2001 are summarized below:

	Shares		Weighted-average price
	Outstanding options	Available	
Balances at December 31, 1998	3,262	2,447	$17.62
Granted	618	(618)	22.70
Restricted stock	–	(39)	22.19
Exercised	(168)	–	15.65
Cancelled	(35)	35	21.35
Balances at December 31, 1999	3,677	1,825	18.53
Granted	693	(693)	20.60
Restricted stock	–	(41)	22.00
Exercised	(783)	–	16.28
Cancelled	(219)	219	21.30
Balances at December 31, 2000	3,368	1,310	19.30
Granted	624	(624)	18.31
Restricted stock	–	(75)	18.54
Exercised	(498)	–	17.89
Cancelled	(277)	277	20.64
Balances at December 31, 2001	**3,217**	**888**	**$19.22**

	Options exercisable	Weighted-average price
December 31, 1999	2,527	$17.09
December 31, 2000	2,226	$18.25
December 31, 2001	2,140	$19.00

The following summarizes information concerning currently outstanding and exercisable options:

	Range of exercise price		
	$14.13-17.49	$17.50-21.00	$21.01-23.50
Number outstanding	918	1,127	1,172
Weighted-average remaining contractual life, in years	3.4	8.1	7.5
Weighted-average exercise price	$16.14	$18.75	$22.08
Number exercisable	918	403	819
Weighted-average exercise price	$16.14	$19.45	$22.00

8] Retirement Plans

The Company provides benefits under defined contribution plans including a savings plan and an employee stock ownership plan ("ESOP"). The savings plan covers substantially all domestic salaried and certain non-union hourly employees and provides for matching contributions up to 4% of each employee's salary. The ESOP covers substantially all domestic employees not covered by a defined benefit plan and provides for contributions based on a percentage of each employee's compensation as determined by the board of directors. Total expense related to continuing operations for the Company's defined contribution plans was $2,263,000, $6,402,000 and $6,170,000 in 2001, 2000 and 1999, respectively.

9] Other Postretirement Benefits

The Company provides certain health insurance benefits to eligible retirees and their dependents. Effective January 1, 2000 the Company began amortizing unrecognized net actuarial gains over a five year period. Prior to 2000, net actuarial gains were amortized over the average remaining service lives of active employees of approximately 19 years. The new method is preferable because it accelerates recognition of events that have already occurred. The cumulative effect of this change was a pre-tax credit of $3,953,000. The proforma retroactive effect of this change is not material.

During the fourth quarter of 2000, the Company amended the plan to require future retirees to pay 100% of the cost of health care coverage. This amendment resulted in a curtailment gain of $4,251,000 relating to continuing operations and $2,459,000 relating to discontinued operations. The net unrecognized prior service credit will be amortized over the estimated remaining lives of the retirees. The Company funds benefit costs on a pay-as-you-go basis.

Notes to Consolidated Financial Statements

Years ended December 31, 2001, 2000 and 1999

The funded status of the postretirement benefit plan at December 31 was:

	2001	2000
Benefit obligation at beginning of year	**$ 5,928**	$ 12,961
Service cost	**—**	381
Interest cost	**406**	902
Plan amendment	**—**	(7,808)
Benefits paid	**(1,641)**	(497)
Actuarial loss (gain)	**3,100**	(11)
Benefit obligation at end of year	**7,793**	5,928
Plan assets	**—**	—
Funded status	**(7,793)**	(5,928)
Unrecognized prior service credit	**(7,157)**	(7,808)
Unrecognized net actuarial gain	**(1,803)**	(5,980)
Net amount recognized	**$(16,753)**	$(19,716)

Components of net periodic benefit cost for continuing operations were:

	2001	2000	1999
Service cost	**$ —**	$ 253	$ 275
Interest cost	**406**	526	498
Amortization of prior service credit	**(651)**	(343)	(343)
Curtailment	**—**	(4,251)	—
Recognized actuarial gain	**(1,077)**	(674)	(295)
Postretirement benefit (income) expense	**$(1,322)**	$(4,489)	$ 135

The weighted-average discount rates used in determining the accumulated postretirement benefit obligation at December 31, 2001 and 2000 were 7.25% and 7.50%, respectively. The health care cost trend rates were assumed to be 6.25% in 2001 and 7.00% in 2000, declining to 5.50% in the year 2002 and remaining at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one percentage point change in assumed health care cost trend rates would have the following effects:

	1% increase	1% decrease
Effect on total of service and interest cost components	$ 45	$ (40)
Effect on postretirement benefit obligation	855	(771)

10] Income Taxes

The provision for income taxes for continuing operations is as follows:

	2001	2000	1999
Currently payable:			
Federal	**$ 4,961**	$ 2,603	$ 7,292
State	**(108)**	1,152	2,212
Foreign	**13,445**	16,659	12,462
Deferred (benefit):			
Federal	**6,432**	3,932	6,308
State	**243**	534	988
Foreign	**23**	(3,199)	1,067
	$24,996	$21,681	$30,329

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consist of the following:

	2001	2000
Deferred tax assets:		
Benefit plans	**$(10,375)**	$(12,841)
Liabilities and reserves	**(5,028)**	(8,922)
Foreign operating loss carryovers	**(17,241)**	(11,586)
Other	**(8,601)**	(5,207)
Gross deferred tax assets	**(41,245)**	(38,556)
Valuation allowance	**11,536**	12,364
Total deferred tax assets	**(29,709)**	(26,192)
Deferred tax liabilities:		
Property, plant and equipment	**19,987**	29,283
Other assets	**12,875**	12,140
Other	**7,067**	4,453
Total deferred tax liabilities	**39,929**	45,876
Net deferred tax liabilities	**$ 10,220**	$ 19,684

At December 31, 2001 foreign operating loss carryovers were $54,043,000. Included in the total are losses of $14,234,000 that expire through 2011 and $39,809,000 that do not expire.

The effective tax rate for continuing operations differs from the statutory federal income tax rate of 35% as described below:

	2001	2000	1999
Taxes at statutory rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal income tax benefit	**1.2**	1.9	2.1
Tax credits	**(5.7)**	(6.4)	(4.9)
Foreign tax rate	**4.3**	2.8	1.1
Tax benefit of business closure	**—**	(4.1)	—
Actual and expected settlements of prior years' issues	**(3.4)**	—	(2.2)
Other, net	**(3.6)**	(1.4)	0.2
Effective tax rate	**27.8%**	27.8%	31.3%

The "Other, net" reported in 2001 and 2000 is primarily attributable to the reversal of certain valuation allowances against state and foreign net operating loss carryovers. The effective tax rates would have been 33.8%, 32.6% and 33.5% in 2001, 2000, and 1999, respectively, excluding the favorable impact of actual and expected prior years' settlements, adjustments to the valuation allowance and the tax benefit of a business closure.

Earnings from continuing operations, before income taxes, are summarized as follows:

	2001	2000	1999
United States	**$58,575**	$45,730	$61,236
Foreign	**31,384**	32,298	35,604
	$89,959	$78,028	$96,840

Domestic income taxes have not been provided on undistributed earnings of foreign subsidiaries which are considered to be permanently invested. If undistributed foreign earnings were to be remitted, foreign tax credits would substantially offset any resulting domestic tax liability.

11] Segment and Geographic Information

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on operating income of the respective business units before goodwill amortization, interest expense and income taxes. Total revenue and operating income by business segment and geographic region include both sales to customers, as reported in the Company's consolidated statements of earnings, and intersegment sales, which are accounted for at prices which approximate market prices and are eliminated in consolidation. Corporate and other revenue consist primarily of flavor, fragrances and color products sold by the Asia Pacific division.

Assets by business segment and geographic region are those assets used in the Company's continuing operations in each segment and geographic region. Corporate and other assets consist primarily of property, investments and goodwill. Capital expenditures are reported exclusive of discontinued operations and acquisitions.

Segment Information The Company's operations, except for the Asia Pacific division, are managed on a products and services basis. The Company's reportable segments consist of Flavors & Fragrances and Color. The Company's Flavors & Fragrances segment produces flavor and fragrance products that impart a desired taste or smell to a broad range of consumer products. The Color segment produces color products which are used by manufacturers of various food and other consumer products.

Notes to Consolidated Financial Statements

Years ended December 31, 2001, 2000 and 1999

	Flavors & Fragrances	Color	Corporate and Other	Consolidated
1999				
Revenue from external customers	$509,721	$237,016	$ 49,513	$ 796,250
Intersegment revenue	17,473	12,315	—	29,788
Total revenue	527,194	249,331	49,513	826,038
Operating income (loss)	82,501	59,363	(17,599)	124,265
Interest expense	—	—	27,425	27,425
Earnings (loss) from continuing operations before income taxes	82,501	59,363	(45,024)	96,840
Assets	444,010	222,170	362,613	1,028,793
Capital expenditures	31,380	12,359	7,081	50,820
Depreciation and amortization	21,535	8,756	10,513	40,804
2000				
Revenue from external customers	$488,976	$263,813	$ 56,374	$ 809,163
Intersegment revenue	22,148	19,838	—	41,986
Total revenue	511,124	283,651	56,374	851,149
Operating income (loss)	80,598	70,986	(39,391)	112,193
Interest expense	—	—	34,165	34,165
Earnings (loss) from continuing operations before income taxes	80,598	70,986	(73,556)	78,028
Assets	451,547	235,383	394,476	1,081,406
Capital expenditures	26,546	12,834	5,819	45,199
Depreciation and amortization	23,117	9,712	12,725	45,554
Special charges	—	—	19,000	19,000
2001				
Revenue from external customers	**$505,197**	**$255,131**	**$ 56,619**	**$ 816,947**
Intersegment revenue	**20,476**	**20,864**	**—**	**41,340**
Total revenue	**525,673**	**275,995**	**56,619**	**858,287**
Operating income (loss)	**74,209**	**69,443**	**(22,162)**	**121,490**
Interest expense	**—**	**—**	**31,531**	**31,531**
Earnings (loss) from continuing operations before income taxes	**74,209**	**69,443**	**(53,693)**	**89,959**
Assets	**434,853**	**266,887**	**403,080**	**1,104,820**
Capital expenditures	**22,099**	**10,498**	**5,404**	**38,001**
Depreciation and amortization	**24,298**	**9,830**	**12,162**	**46,290**

Geographic Information The Company has manufacturing plants or sales offices in North and South America, Europe, Asia, Australia and Africa.

	2001	2000	1999
Revenue from external customers			
U.S.A.	**$397,268**	$407,329	$401,405
Europe	**209,048**	204,452	208,913
Asia Pacific	**67,356**	65,708	57,946
Other	**143,275**	131,674	127,986
Consolidated	**$816,947**	$809,163	$796,250
Long-lived assets			
U.S.A.	**$345,643**	$306,311	$292,563
Europe	**261,619**	281,638	269,751
Asia Pacific	**11,104**	11,829	11,588
Other	**71,232**	73,072	72,761
Consolidated	**$689,598**	$672,850	$646,663

12] Discontinued Operations

In June 2000, the Company's Board of Directors approved a plan to dispose of the operations of its Yeast business. On February 23, 2001 the Company completed the sale of substantially all of its Yeast business for approximately $113 million in cash, *of which $4 million was received in August 2000.* Accordingly, the operating results of the Yeast business have been reported separately from continuing operations and reported as a separate line item on the consolidated statements of earnings.

Summarized financial information for the discontinued operation is as follows:

	2001	2000	1999
Revenue	**$16,810**	$120,232	$141,291
Earnings before income taxes	**15,399**	5,264	24,597
Income taxes	**6,760**	1,999	9,347
Earnings from discontinued operations	**$ 8,639**	$ 3,265	$ 15,250

Earnings from July 1, 2000 to December 31, 2000 were $2,188,000. The effective tax rates for all years presented is higher than the statutory rate of 35% because of state income taxes.

The assets and liabilities of the Yeast business at December 31, 2000 are reported net, as assets held for sale, on the consolidated balance sheet.

The components of net assets held for sale at December 31, 2000 are as follows:

Current assets	$20,130
Total assets	95,018
Current liabilities	12,176
Net assets held for sale	$82,842

13] Special Charges

In April 2001, the Company announced a plan to reduce its workforce by 200 employees. The separation costs were recognized in the second quarter and included in the line Special Charges in the 2001 consolidated statements of earnings. These employees were terminated as of December 31, 2001.

The Company announced a facilities consolidation plan in December 2000. This plan was implemented to improve manufacturing efficiencies in both the Flavors & Fragrances and the Color businesses. The cost of the plan and other non-recurring items such as name and fiscal year change costs and separation costs incurred in 2000 were reported as special charges in the fourth quarter of 2000. Based on a review of the business outlook in the second quarter of 2001, this plan was modified. This modification and lower than estimated costs and cash outlays for certain items in the original plan resulted in a reversal of a portion of the special charges reserve. This is included primarily in the line Special Charges in the 2001 consolidated statements of earnings. The employees associated with this plan have been terminated as of December 31, 2001.

The following summarizes the programs:

	Separations	Asset Impairments	Other	Total
December 2000 facilities consolidation plan				
Charges	$10,500	$ 6,500	$ 2,000	$19,000
Cash spent	(850)	—	(2,000)	(2,850)
Reductions of assets	—	(6,500)	—	(6,500)
Balances at December 31, 2000	9,650	—	—	9,650
Reversal of special charges reserve	(3,200)	—	—	(3,200)
Cash spent	(6,150)	—	—	(6,150)
Balances at December 31, 2001	$ 300	$ —	$ —	$ 300
April 2001 workforce reduction program				
Charges	$ 3,000	$ —	$ —	$ 3,000
Cash spent	(3,000)	—	—	(3,000)
Balances at December 31, 2001	$ —	$ —	$ —	$ —

14] Contingencies

The Company is involved in various claims and litigation arising in the normal course of business. In the opinion of management and Company counsel, the ultimate resolution of these actions will not materially affect the consolidated financial statements of the Company.

Management's Responsibility for Financial Statements

Years ended December 31, 2001, 2000 and 1999

The management of Sensient Technologies Corporation is responsible for preparation of the financial statements and other financial information included in this annual report. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

It is management's policy to maintain a control-conscious environment through an effective system of internal accounting controls. These controls are supported by the careful selection of competent and knowledgeable personnel and by the communication of standard accounting and reporting policies and procedures throughout the Company. These controls are adequate to provide reasonable assurance that assets are safeguarded against material loss or unauthorized use and to produce the records necessary for the preparation of reliable financial information. There are limits inherent in all systems of internal control based on the recognition that the costs of such systems should be related to the benefits to be derived. Management believes that its systems provide this appropriate balance.

The control environment is complemented by the Company's internal audit function, which evaluates the adequacy of the controls, policies and procedures in place, as well as adherence to them, and recommends improvements for implementation when applicable. In addition, the Company's independent auditors, Deloitte & Touche LLP, have developed an understanding of the Company's accounting and financial controls and have conducted such tests as they considered necessary to render an opinion on the Company's financial statements.

The Board of Directors pursues its oversight role with respect to the Company's financial statements through the Audit Committee, which is composed solely of outside directors. The Audit Committee recommends selection of the Company's auditors and meets with them and the internal auditors to review the overall scope and specific plans for their respective audits and results from those audits. The Committee also meets with management to review overall accounting policies relating to the reporting of financial results. Both the independent auditors and internal auditors have unrestricted access to the Audit Committee.

Kenneth P. Manning
Chairman, President and Chief Executive Officer

Richard F. Hobbs
Vice President, Chief Financial Officer and Treasurer

Independent Auditors' Report

To the Shareholders and Board of Directors
of Sensient Technologies Corporation:

We have audited the accompanying consolidated balance sheets of Sensient Technologies Corporation and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 9 to the Consolidated Financial Statements, effective January 1, 2000, the Company changed its method of amortizing unrecognized net gains and losses related to the Company's obligation for postretirement benefits.

Deloitte & Touche LLP

Milwaukee, Wisconsin
February 14, 2002

Five Year Review

	In thousands except per share data	**2001**		2000		1999		1998		1997	
Summary of Operations	Revenue	**$816,947**	**100.0%**	$809,163	100.0%	$796,250	100.0%	$719,808	100.0%	$686,317	100.0%
	Cost of products sold	**549,327**	**67.2**	524,960	64.9	526,367	66.1	475,330	66.0	463,311	67.5
	Selling and administrative expenses	**146,130**	**17.9**	153,010	18.9	145,618	18.3	136,633	19.0	136,118	19.8
	Special charges	**—**	**0.0**	19,000	2.3	—	0.0	—	0.0	—	0.0
	Operating income	**121,490**	**14.9**	112,193	13.9	124,265	15.6	107,845	15.0	86,888	12.7
	Interest expense	**31,531**	**3.9**	34,165	4.3	27,425	3.4	21,977	3.1	18,077	2.7
	Earnings from continuing operations before income taxes	**89,959**	**11.0**	78,028	9.6	96,840	12.2	85,868	11.9	68,811	10.0
	Income taxes	**24,996**	**3.0**	21,681	2.6	30,329	3.8	26,467	3.6	17,456	2.5
	Earnings from continuing operations	**64,963**	**8.0**	56,347	7.0	66,511	8.4	59,401	8.3	51,355	7.5
	Earnings from discontinued operations	**8,639**	**1.0**	3,265	0.4	15,250	1.9	14,847	2.0	14,721	2.1
	Accounting change	**—**	**0.0**	2,431	0.3	—	0.0	—	0.0	—	0.0
	Net earnings	**$ 73,602**	**9.0%**	$ 62,043	7.7%	$ 81,761	10.3%	$ 74,248	10.3%	$ 66,076	9.6%
	Basic earnings per share										
	Continuing operations	**$ 1.36**		$ 1.15		$ 1.32		$ 1.16		$ 1.01	
	Discontinued operations	**.18**		.07		.30		.29		.29	
	Accounting change	**—**		.05		—		—		—	
	Net earnings	**$ 1.54**		$ 1.27		$ 1.63		$ 1.45		$ 1.29	
	Diluted earnings per share										
	Continuing operations	**$ 1.36**		$ 1.15		$ 1.31		$ 1.14		$ 1.00	
	Discontinued operations	**.18**		.07		.30		.29		.29	
	Accounting change	**—**		.05		—		—		—	
	Net earnings	**$ 1.54**		$ 1.26		$ 1.61		$ 1.43		$ 1.28	
Other Related Data	Dividend per share, declared and paid	**$ .53**		$ .53		$ .53		$ .53		$ .52	
	Average common shares outstanding:										
	Basic	**47,671**		48,898		50,296		51,168		51,062	
	Diluted	**47,926**		49,166		50,791		51,883		51,476	
	Book value per common share	**$ 9.09**		$ 8.59		$ 8.64		$ 8.09		$ 7.44	
	Price range per common share	**15.55 - 23.99**		16.00 - 23.19		18.25 - 27.38		19.44 - 27.75		16.00 - 21.47	
	Share price at December 31	**20.81**		22.75		20.38		27.44		21.13	
	Capital expenditures from continuing operations	**38,001**		45,199		50,820		52,505		54,230	
	Depreciation from continuing operations	**37,019**		35,507		32,709		30,810		26,622	
	Amortization from continuing operations	**9,271**		10,047		8,095		6,229		5,463	
	Total assets	**1,104,820**		1,164,248		1,131,713		995,865		889,530	
	Long-term debt	**423,137**		417,141		380,378		291,304		282,554	
	Shareholders' equity	**430,816**		417,058		430,872		412,591		378,522	
	Return on average shareholders' equity	**17.7%**		14.7%		19.4%		18.5%		17.7%	
	Total debt to total capital	**53.3%**		55.7%		52.1%		45.7%		43.3%	
	Employees	**3,454**		3,722		3,900		3,943		3,896	

The 2000 results include special charges related to a facilities consolidation plan of $19.0 million and the effect of a postretirement health care plan amendment (see Notes 9 and 13).
The 1997 results include a pretax charge of $7.5 million for integrating two divisions.

Quarterly Data

	Dollars in thousands except per share amounts [UNAUDITED]	Revenue	Gross profit	Earnings from continuing operations	Net earnings	Continuing operations earnings per share basic	Continuing operations earnings per share diluted
2001	**First Quarter**	**$195,693**	**$62,900**	**$11,004**	**$18,784**	**$.23**	**$.23**
	Second Quarter	**203,927**	**69,955**	**18,273**	**18,273**	**.38**	**.38**
	Third Quarter	**204,083**	**65,582**	**15,729**	**16,588**	**.33**	**.33**
	Fourth Quarter	**213,244**	**69,183**	**19,957**	**19,957**	**.42**	**.42**
2000	First Quarter	$205,163	$70,943	$19,208	$22,780	$.39	$.39
	Second Quarter	204,149	73,864	17,914	17,850	.36	.36
	Third Quarter	206,991	73,038	17,456	18,385	.36	.36
	Fourth Quarter	192,860	66,358	1,769	3,028	.04	.04

The 2000 fourth quarter operating results include special charges (see Note 13) and the effect of a postretirement plan amendment (see Note 9).

Common Stock Prices and Dividends

		Market price		Dividends per share
		High	Low	
2001	**First Quarter**	**$23.99**	**$20.50**	**$.1325**
	Second Quarter	**22.79**	**17.00**	**.1325**
	Third Quarter	**22.65**	**18.15**	**.1325**
	Fourth Quarter	**21.15**	**15.55**	**.1325**
2000	First Quarter	$21.38	$17.00	$.1325
	Second Quarter	21.25	16.00	.1325
	Third Quarter	21.75	18.63	.1325
	Fourth Quarter	23.19	19.00	.1325

Board of Directors



[illegible], 60
Chairman, President and
Chief Executive Officer
Sensient Technologies Corporation
Elected Director in 1989 (2, 6)



[illegible], 58
Chairman, President and
Chief Executive Officer
Wisconsin Energy Corp.
Elected Director in 1999 (1, 4)



[illegible], 61
Chairman and Chief Executive Officer
Twin Disc, Inc.
Elected Director in 1980 (4, 5)



[illegible], 55
Chairman and Chief Executive Officer
Bergstrom Corporation
Elected Director in 1994 (2, 3, 4)



[illegible], 65
Professor and Head of the
Department of Food Science
University of Massachusetts–Amherst
Elected Director in 1998 (5, 6)



[illegible], 64
Chairman
Bartlodge Limited
Elected Director in 1997 (1, 3)



[illegible], 55
Chief Executive Officer
Pyosa, S.A. de C.V.
Elected Director in 1999 (1, 6)



[illegible], 69
Chairman and
Chief Executive Officer
Badger Meter, Inc.
Elected Director in 1989 (1, 2, 5)



[illegible], 57
President and Chief Executive Officer
Sealed Air Corporation
Elected Director in 1997 (2, 3, 5)



[illegible], 61
Chairman, President and
Chief Executive Officer
A.O. Smith Corporation
Elected Director in 2002



[illegible], 54
Senior Vice President of Private
Sector Claims Administration
Wisconsin Physician Services
Elected Director in 1993 (3, 4)

1 Audit Committee
2 Executive Committee
3 Compensation and Development Committee
4 Nominating Committee
5 Finance Committee
6 Scientific Advisory Committee

Corporate Officers



KENNETH P. MANNING, 60
Chairman, President and
Chief Executive Officer
With the Company 14 years



RICHARD CARNEY, 51
Vice President - Human Resources
With the Company 20 years



STEVEN O. CORDIER, 46
Vice President - Administration
With the Company 6 years



JOHN L. HAMMOND, 55
Vice President, Secretary
and General Counsel
With the Company 4 years



RICHARD F. HOBBS, 54
Vice President, Chief Financial
Officer and Treasurer
With the Company 28 years



JOHANNES KLEPPERS, 45
President - Flavors & Fragrances
With the Company 1 year



JACK H. KOBERSTINE, 45
President, Dehydrated Products
With the Company 3 years



RICHARD J. MALIN, 35
Assistant Treasurer
With the Company 10 years



JOHN R. MUDD, 46
President - Color
With the Company 13 years



RALPH G. PICKLES, 55
President - Asia Pacific
With the Company 6 years



STEPHEN J. ROLFS, 37
Vice President, Controller and
Chief Accounting Officer
With the Company 4 years



JORGE E. SLATER, 54
Vice President - Marketing
and South America
With the Company 5 years



DR. HO-SEUNG YANG, 54
Vice President - Technologies
With the Company 6 years

Appointed Officers

WILLIAM H. CHAN, 54
Vice President - Engineering
With the Company 25 years

NEIL G. CRACKNELL, 40
Vice President -
Pharmaceuticals
With the Company 7 years

JAMES C. HENEY, 41
Vice President
Corporate Development
With the Company 13 years

RICHARD G. HODGES, 49
Vice President - International
Human Resources
With the Company 8 years

HARRY MEGGOS, 59
Vice President, Technical
Service and Natural Color
Development - Color
With the Company 31 years

ROBERT L. MENZL, 45
Vice President
Information Technology
With the Company 6 years

LANCE E. SOLTER, 56
Vice President,
Manufacturing - Color
With the Company 27 years

RODERICK W. SOWDERS, 39
Vice President, Sales and
Marketing - Flavors
With the Company 3 years

Investor Information

World Headquarters

777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5304
(414) 271-6755
(800) 558-9892
Web site: www.sensient-tech.com

Transfer Agent and Registrar

Wells Fargo Bank Minnesota, N.A.
Shareowner Services
P. O. Box 64854
St. Paul, Minnesota 55164-0854
(800) 468-9716
Web site: www.wellsfargo.com/com/shareowner_services/

Common Stock

Sensient Technologies Corporation Common Stock is traded on the New York Stock Exchange. Ticker symbol: SXT.

There were 4,593 shareholders of record of Common Stock as of February 28, 2002.

Annual Meeting of Shareholders

The Annual Meeting of Shareholders will be held at 2:00 p.m. (CST) on Thursday, April 25, 2002, at the Four Seasons Hotel Chicago, 120 East Delaware Place, Chicago, Illinois.

Form 10-K

The Company's annual report filed with the Securities and Exchange Commission on Form 10-K is available without charge from the Company's Investor Relations Department.

Dividends

Quarterly dividends are typically paid on the first day of March, June, September and December.

Automatic Dividend Reinvestment Plan

The Sensient Technologies Corporation Dividend Reinvestment Plan provides shareholders with a convenient, economical way to increase their ownership of Sensient Technologies Corporation Common Stock. Through the plan, shareholders can automatically reinvest their dividends to acquire additional shares and make supplemental stock purchases without paying fees or commissions. An enrollment form and brochure describing the plan can be obtained by contacting the plan administrator, Wells Fargo Bank Minnesota at (800) 468-9716 or the Company's Investor Relations Department at (414) 347-3779.

Investor Relations

Communication concerning the transfer of shares, lost certificates, duplicate mailings, or change of address should be directed to the transfer agent.

News releases and other shareholder information is available on the Company's Web site: www.sensient-tech.com. Shareholders can also register to receive notification via e-mail when new information is added to the site.

Other requests for information should be directed to the Company's Investor Relations Department at (414) 347-3779.

The Company maintains a direct mailing list for news releases and quarterly reports. If you would like your name added to this list, please contact the Company's Investor Relations Department.

Sensient
Technologies
Corporation

777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5304